

March 1, 2011

Joel Ackerman
Chief Executive Officer and Secretary
Champions Biotechnology, Inc.
855 North Wolfe Street, Suite 619
Baltimore, MD 21205

> **Re: Champions Biotechnology, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 23, 2011**
> **File No. 000-17263**

Dear Mr. Ackerman:

We have limited our review of your filing to the issue we have addressed in our comment.

Please respond to this letter by revising your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to this comment, we may have additional comments.

Adoption of the 2010 Equity Incentive Plan, page 9

1. Please expand your discussion to disclose whether you have any current plans to issue options under the 2010 Equity Incentive Plan. Your disclosure should indicate the total number of options that will be granted, to whom such options will be granted and the number of options that will be granted to each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Karen Ubell at 202-551-3873 or me at 202-551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hillel Tendler
        Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
        27th Floor
        One South Street
        Baltimore, MD 21202-3282